FERROGLOBE PLC

VOTING RESULTS OF ANNUAL GENERAL MEETING

HELD ON JUNE 28, 2019

Ferroglobe PLC announces the results of its Annual General Meeting held on Friday, June 28, 2019. All resolutions were voted on by way of a poll and were passed.

The total number of votes received on each resolution is as follows:

	Resolution	For	% of votes cast	Against	% of votes cast	Votes cast as % of Issued Share Capital	Withheld
1.	To receive the directors’ and auditor’s reports and the accounts of the Company for the financial year ended 31 December 2018 (the “U.K. Annual Report and Accounts”).	138,113,650	99.86	174,476	0.13	81.78	13,597

2.	To receive and approve the directors remuneration policy (the “Remuneration Policy”) as set out on pages 25 to 38 of the U.K. Annual Report and Accounts	125,949,908	91.07	12,268,746	8.87	81.78	83,069
3.	To receive and approve the directors’ annual report on remuneration (excluding the Remuneration Policy), as set out on pages 23 and 24 and 39 to 53 of the U.K. Annual Report and Accounts.	137,699,211	99.57	569,454	0.41	81.78	33,058

4.	To re-elect Javier Lopez Madrid as a director.	119,342,216	86.29	17,928,378	12.96	81.78	1,031,129

5.	To re-elect Jose Maria Alapont as a director.	137,701,526	99.57	503,139	0.36	81.78	97,058

6.	To re-elect Donald G. Barger as a director.	137,713,321	99.75	469,334	0.36	81.78	92,068

	Resolution	For	% of votes cast	Against	% of votes cast	Votes cast as % of Issued Share Capital	Withheld
7.	To re-elect Bruce Crockett as a director.	137,942,940	99.74	266,715	0.19	81.78	92,068

8.	To re-elect Stuart E. Eizenstat as a director.	137,929,481	99.73	280,474	0.20	81.78	91,768

9.	To re-elect Manuel Garrido y Ruano as a director.	136,128,251	98.43	2,074,904	1.50	81.78	98,568

10.	To re-elect Greger Hamilton as a director.	137,918,217	99.72	285,138	0.21	81.78	98,368

11.	To re-elect Pedro Larrea Paguaga as a director.	136,359,459	98.60	1,843,696	1.33	81.78	98,568

12.	To re-elect Juan Villar Mir de Fuentes as a director.	136,329,134	98.58	1,871,021	1.33	81.78	101,568

13.	To appoint Deloitte LLP as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the next general meeting at which accounts are laid before the Company.	137,332,210	99.30	889,366	0.64	81.78	80,147

14.	To authorise the Audit Committee of the Board to determine the auditor’s remuneration.	137,332,863	99.30	890,059	0.64	81.78	78,801